EXHIBIT (a)(5)(B)

[HCA LOGO]	news

FOR IMMEDIATE RELEASE

Investor Contact:	Media Contact:
Mark Kimbrough	Jeff Prescott
(615) 344-2688	(615) 344-5708

HCA Previews Third Quarter Results
Quantifies Negative Impact from Hurricanes in Third Quarter
Announces $2.5 Billion Share Repurchase Authorization
Provides Earnings Guidance for 2005

Nashville, Tenn., October 13, 2004 – HCA (NYSE: HCA) expects its earnings for the third quarter ended September 30, 2004 to range from approximately $222 million to $232 million, or $0.46 to $0.48 per diluted share. The quarterly results include an estimated adverse financial impact from hurricanes Charley, Frances, Ivan and Jeanne of approximately $40 million or $0.05 per diluted share. Third quarter results also include an asset impairment charge of approximately $12 million, or $0.02 per diluted share, associated with the planned closure of San Jose Medical Center, San Jose, CA. In addition, the quarter’s operating results were adversely affected by a softness in net revenue primarily due to a decline in the growth rate of net revenue per equivalent admission and a continued decline in the collectability percentage of uninsured accounts receivable.

“HCA’s financial and property losses from the four hurricanes pale in comparison to the personal devastation experienced by millions of Florida residents,” stated Jack O. Bovender, Jr., Chairman and CEO of HCA. “Our HCA colleagues, medical staffs, and volunteers in our forty Florida hospitals displayed exceptional courage and dedication in the face of personal danger and loss. No words can adequately express our admiration for their efforts or our appreciation for all they have done.”

Announcement of $2.5 Billion Share Repurchase

The Company also announced in a separate release this morning that the Board has approved a share repurchase of up to $2.5 billion in the form of a modified “Dutch” auction tender offer to purchase up to 61 million shares of the Company’s common stock at a price not greater than $41.00 nor less than $35.00 per share. The tender offer is expected to commence on October 13, 2004 and to expire, unless extended, at 12:00 midnight, New York City time, on November 10, 2004.

“The tender offer we are announcing today is consistent with the Company’s commitment to enhancing shareholder value and reflects our confidence in the long-term future of HCA,” stated Bovender. “The tender offer represents an opportunity for the Company to deliver value to shareholders who elect to tender their shares, while at the same time increasing the proportional ownership of non-tendering shareholders in HCA. We believe the Company possesses the financial strength to successfully complete the tender offer and the related borrowings without jeopardizing future capital investments in our existing hospitals and communities.”

“With the assistance of management and outside advisors, our Board has undertaken a review of the company’s strategic plan, its use of cash flows from operations for, among other things, capital expenditures, acquisitions, debt repayment, dividends and share repurchases, and a variety of alternatives for using the Company’s available financial resources. Based upon its review, the Board determined that increasing the Company’s financial leverage to fund the tender offer is a prudent use of our financial resources and an effective means of providing value to our shareholders,” concluded Bovender.

Preliminary Third Quarter Results

While the Company expects to report actual results for its third quarter on or about October 22, 2004, preliminary results indicate that net income per diluted share will range from $0.46 to $0.48 for the quarter ended September 30, 2004, compared to $0.61 per diluted share for the prior year’s third quarter.

For the third quarter, the Company expects to report an increase in consolidated revenues of approximately 5.9 percent to $5.8 billion. Same facility admissions increased approximately 0.9 percent and same facility equivalent admissions increased approximately 1.1 percent in the third quarter.

Preliminary results indicate revenue per equivalent admission for the third quarter increased approximately 4.7 percent, as compared to the prior year’s third quarter. The Company’s Medicare outlier payments in the third quarter of 2004 were $36 million less than the prior year’s third quarter. For the six months ended June 30, 2004, revenue per equivalent admission had risen 5.7 percent compared to the same period of 2003. In the third quarter, revenue per equivalent admission growth was negatively impacted by a decreasing reimbursement from our managed care portfolio due to a shift in product mix to lower paying plans and a decreasing number of managed care patients, as well as movement of some uninsured patients into Medicaid.

The Company’s provision for doubtful accounts for the third quarter is expected to approximate $688 million or 11.9 percent of revenues, compared to $566 million or 10.3 percent of revenues in the prior year’s third quarter. The provision for doubtful accounts includes the results of the Company’s quarterly “hindsight” analysis and reflects continued deterioration of collectability of self-pay accounts receivable.

On a same facility basis, uninsured admissions increased approximately 7.2 percent and uninsured emergency room visits increased 11.4 percent in the third quarter of 2004, compared to the prior year’s third quarter. Uninsured admissions represented 4.9 percent of total same facility admissions in the third quarter compared to 4.6 percent in the third quarter of 2003 and uninsured emergency room visits presented 20.8 percent of total same facility emergency room visits in the quarter compared to 19.1 percent last year.

For the quarter, the Company expects to report salaries and benefits, as a percent of revenues, of 40.6 percent; supply costs of 16.7 percent; other operating expenses of 17.0 percent; gains on investments of $24 million and equity in earnings of affiliates of $49 million.

Impact of Hurricanes on the Third Quarter

During the third quarter of 2004, virtually all of HCA’s 40 Florida hospitals and 28 surgery centers encountered disruption as the state coped with successive hurricanes Charley, Frances, Ivan and Jeanne. The effects of hurricane-related power outages, physician and patient dislocation due to evacuations, cancelled inpatient and outpatient surgeries, loss of ICU admissions/days, cancelled outpatient visits, employee assistance, preparation costs for facilities that were bracing for impact, transfers of patients between hospitals, and property damage and repairs are estimated to have cost the Company approximately $40 million or $0.05 per diluted share, net of estimated recoveries from its insurers of approximately $15 million. The Company is insured for property damage and business interruption with a 5 percent per location deductible and a $10 million overall corporate deductible.

The Company incurred direct costs, such as building repairs associated with the hurricanes, of approximately $38 million, ($20 million at two facilities: West Florida Hospital in Pensacola and Fawcett Memorial Hospital in Port Charlotte), business interruption of approximately $15 million and indirect costs such as employee assistance, meals, supplies and debris removal of approximately $2 million.

Hurricane Charley, which made landfall at Punta Gorda, FL, and impacted approximately 14 HCA hospitals, resulted in the Company’s 238-bed Fawcett Memorial Hospital, Port Charlotte, FL having to evacuate all patients and cease accepting new admissions for four days during the quarter, although the emergency room remained open. The hospital has had only limited capacity available due to damage to its third and fourth floors for much of August and September. Gulf Coast Hospital, a 120-bed hospital located in Fort Myers, FL, was closed on August 13 with extensive damage. Gulf Coast Hospital reopened on October 11, 2004.

Hurricane Frances’ path impacted approximately 32 of the Company’s hospitals in Florida and Georgia causing property damage, significant power outages and dislocation of medical staff and general population. The Company’s 101-bed Raulerson Hospital located in Okeechobee, FL was evacuated in advance of the hurricane due to concerns of potential flooding and was partially closed for approximately six days.

Hurricane Ivan, the third storm to impact Florida and surrounding Alabama, Louisiana and Mississippi coasts, caused significant damage at the Company’s 531-bed West Florida Hospital, Pensacola, FL. The adjacent West Florida Medical Clinic, which housed approximately 94 physicians on the medical staff of West Florida Hospital, was totally devastated. The Company is working with the clinic staff in an effort to provide alternative physician office space until the clinic can be repaired. While Ivan’s path directly impacted only five HCA hospitals, operations were disrupted on the west coast of Florida, the panhandle of Florida, Louisiana, Georgia and Mississippi, due to the uncertainty of where the hurricane would make landfall.

Hurricane Jeanne, the latest hurricane to hit Florida, made landfall at Port St. Lucie on September 26, 2004. The storm’s path impacted approximately 17 of the Company’s hospitals. All of these hospitals continued to operate, although some on emergency generators. Many of the hospitals and physician office buildings received structural and water damage from the hurricane.

The Company’s 28 surgery centers located in Florida experienced disruption due to the storms as scheduled surgical procedures were postponed or canceled in anticipation of the hurricane’s impact. Following landfall of the hurricanes, power outages and property damage delayed the opening of many surgery centers. In the month of September, surgical volume for HCA’s Florida surgery centers decreased 13.2 percent to 6,484 surgeries compared to 7,468 surgeries in September 2003.

HCA’s Florida operations comprise approximately 25 percent of the Company’s revenue. Operating results for the Florida facilities during the month of September diminished as Florida prepared for the arrival and responded to the aftermath of the storms. September results for the Company’s Florida hospitals include a reduction in admissions of 0.3 percent as compared to the prior year’s September. For the eight months ended August 31, 2004, admissions in our Florida hospitals increased 2.8 percent. Florida hospital revenues totaled $462 million in September 2004 compared to $454 million in September 2003, an increase of only 1.8 percent. For the eight months ended August 31, 2004, our Florida hospitals revenues grew 8.9 percent.

Revised 2004 and Initial 2005 Earnings Guidance

The Company now believes that its 2004 earnings will range from $2.40 to $2.45 per diluted share. Fourth quarter earnings are expected to approximate $0.52 to $0.57 per diluted share, which includes an estimated adverse financial impact of approximately $15 million, pretax, due to the effects of the recent hurricanes.

The Company’s newly issued earnings guidance for 2005 is an anticipated range of $2.75 to $2.90 per diluted share. Included in the guidance for 2005 is an estimated $0.14 to $0.21 per diluted share benefit from the $2.5 billion share repurchase (fewer shares outstanding partially offset by higher interest expense), which will vary depending on the final results of the tender offer. While the Company is unable to specifically estimate the longer-term impact of the hurricanes’ residual effects, the Company’s 2005 earnings guidance range reflects continuing physician dislocation and general economic disruption in some of its Florida markets and potential reduction in seasonal volumes.

Investor Conference Call Today

HCA will host a conference call for investors today at 9:00 am CDT (10:00 am EDT). The call in number is 888-525-6276. The replay number, available beginning at 1:00 pm CDT today until 12:00 midnight on October 16, is 888-203-1112, confirmation code 822588. Interested investors may also access a live audio broadcast of the call, via webcast. The broadcast will be available on a replay basis beginning this afternoon and through the next year. The webcast may be accessed at: http://www.firstcallevents.com/service/ajwz410275236gf12.html.

Final Third Quarter Results Expected October 22

The Company expects to report final results for the third quarter on or about October 22, 2004.

****

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of HCA’s common stock. The tender offer referred to herein is made only through an Offer to Purchase, a Letter of Transmittal and other related materials, as they may be amended or supplemented from time to time. Investors and security holders are strongly advised to read the Offer to Purchase, the Letter of Transmittal and other related materials because they contain important information. Investors and security holders may obtain a free copy of the Offer to Purchase, the Letter of Transmittal and other related materials on the SEC’s web site at: http://www.sec.gov. The Offer to Purchase, the Letter of Transmittal and other related materials may also be obtained for free by directing such requests to the Information Agent at the address and telephone number on the back cover of the Offer to Purchase.

This press release contains forward-looking statements based on current management expectations. Those forward-looking statements include all statements regarding our estimated results of operations for the third quarter ended September 30, 2004, which are subject to finalization, and in future periods and all statements other than those made solely with respect to historical fact. Numerous risks, uncertainties and other factors may cause actual results to differ materially from those expressed in any forward-looking statements. These factors include, but are not limited to (i) the number of shares tendered and the price at which the Company determines to purchase shares in the tender offer, (ii) availability and cost of adequate financing on terms acceptable to the Company, including the ability of the Company to successfully refinance its existing credit facility and to borrow approximately $2.5 billion pursuant to the terms and conditions of the commitment letters and on terms satisfactory to us, (iii) increases in the amount and risk of collectability of uninsured accounts and deductibles and co-pay amounts for insured accounts, (iv) the ability to achieve operating and financial targets and achieve expected levels of patient volumes and control the costs of providing services, (v) the highly competitive nature of the health care business, (vi) the continuing impact of the hurricanes on the Company’s Florida facilities and the ability to obtain recoveries under the Company’s insurance policies, (vii) the efforts of insurers, health care providers and others to contain health care costs, (viii) possible changes in the Medicare and Medicaid programs that may impact reimbursements to health care providers and insurers, (ix) the ability to attract and retain qualified management and personnel, including affiliated physicians, nurses and medical support personnel, (x) potential liabilities and other claims that may be asserted against the Company, (xi) fluctuations in the market value of the Company’s common stock, (xii) the impact of the Company’s charity care and self-pay discounting policy changes, (xiii) changes in accounting practices, (xiv) changes in general economic conditions, (xv) future divestitures which may result in charges, (xvi) changes in revenue mix and the ability to enter into and renew managed care provider arrangements on acceptable terms, (xvii) the availability and terms of capital to fund the expansion of the Company’s business, (xviii) changes in business strategy or development plans, (xix) delays in receiving payments for services provided, (xx) the possible enactment of Federal or state health care reform, (xxi) the outcome of pending and any future tax audits and litigation associated with the Company’s tax positions, (xxii) the outcome of the Company’s continuing efforts to monitor, maintain and comply with appropriate laws, regulations, policies and procedures and the Company’s corporate integrity agreement with the government, (xxiii) changes in Federal, state or local regulations affecting the health care industry, (xxiv) the ability to successfully integrate the operations of Health Midwest, (xxv) the ability to develop and implement the payroll and human resources information system within the expected time and cost projections and, upon implementation, to realize the expected benefits and efficiencies, and (xxvi) other risk factors detailed in the Company’s filings with the SEC. Many of the factors that will determine the Company’s future results are beyond the ability of the Company to control or predict. In light of the significant uncertainties inherent in the forward-looking statements contained herein, readers should not place undue reliance on forward-looking statements, which reflect management’s views only as of the date hereof. The Company undertakes no obligation to revise or update any forward-looking statements, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

All references to “Company” and “HCA” as used throughout this document refer to HCA Inc. and its affiliates.